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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Parlux Fragrances, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

701645103 (CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 701645103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

75,000 (See Item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

75,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.4% (See Item 4)
12	TYPE OF REPORTING PERSON*

IA

CUSIP No. 701645103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Intermarket Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

75,000 (See Item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

75,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.4% (See Item 4)
12	TYPE OF REPORTING PERSON*

IA

CUSIP No. 701645103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Intermarket Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

75,000 (See Item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

75,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.4% (See Item 4)
12	TYPE OF REPORTING PERSON*

PN

CUSIP No. 701645103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Intermarket Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

75,000 (See Item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

75,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.4% (See Item 4)
12	TYPE OF REPORTING PERSON*

PN

CUSIP No. 701645103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Intermarket Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

75,000 (See Item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

75,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.4% (See Item 4)
12	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer

Parlux Fragrances, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

3725 SW 30th Avenue
Fort Lauderdale, FL 33312

Item 2.	(a)	Name of Person Filing

This statement is filed by:

(i) Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with respect to the Common Stock beneficially owned by it;

(ii) Whitebox Intermarket Advisors, LLC, a Delaware limited liability company (“WIA”), with respect to the Common Stock beneficially owned by it;

(iii) Whitebox Intermarket Partners, L.P., a British Virgin Islands limited partnership (“WIP”), with respect to the Common Stock beneficially owned by it;

(iv) Whitebox Intermarket Fund, L.P., a Delaware limited partnership (“WIFLP”), with respect to the Common Stock indirectly beneficially owned by it;

(v) Whitebox Intermarket Fund, Ltd., a British Virgin Islands international business company (“WIFLTD”), with respect to the Common Stock indirectly beneficially owned by it; and

	(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of WA, WIA and WIFLP is:

3033 Excelsior Boulevard
Suite 300
Minneapolis, MN 55416

The address of the business office of WIP and WIFLTD is:

Trident Chambers, P.O. Box 146
Waterfront Drive, Wickhams Cay
Road Town, Tortola, British Virgin Islands

	(c)	Citizenship

WA, WIA and WIFLP are organized under the laws of the State of Delaware;

WIP and WIFLTD are organized under the laws of the British Virgin Islands.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

701645103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) Amount Beneficially Owned

WA, acting as an investment adviser to its clients, is deemed to be the beneficial owner of 75,000 shares of Common Stock of the Company.

WIA, acting as investment advisor to its clients, is deemed to beneficially own 75,000 Shares of Common Stock of the company.

WIP is deemed to beneficially own 75,000 shares of Common Stock of the as a result of its indirect ownership of common stock of the company.

WIFLP is deemed to beneficially own 75,000 shares of Common Stock of the as a result of its indirect ownership of common stock of the company.

WIFLTD is deemed to beneficially own 75,000 shares of Common Stock of the as a result of its indirect ownership of common stock of the company.

As a result of the relationship described in this statement, each of WA, WIA, WIFLP and WILTD may be deemed to possess indirect beneficial ownership of the shares of common stock held by WIP. WA, WIA, WIFLP and WIFLTD each disclaim indirect beneficial ownership of the shares of common stock except to the extent of their pecuniary interest in such shares.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WIA, WIP, WIFLP and WIFLTD are a group, or have agreed to act as a group.

(b) Percent of Class

WA beneficially owns .4% of the Company’s Common Stock.

WIA is deemed to beneficially own .4% of the Company’s Common Stock.

WIP is deemed to beneficially own .4% of the Company’s Common Stock.

WIFLP is deemed to beneficially own .4% of the Company’s Common Stock.

WIFLTD is deemed to beneficially own .4% of the Company’s Common Stock.

The percentage of Common Stock reportedly owned by each entity herein is based on 20,529,000 shares of outstanding Common Stock of the Company, which is the total number of shares issued and outstanding on 12/31/2008.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

WA, WIA, WIP, WIFLP and WIFLTD have shared voting power with respect to 75,000 shares of the Company’s Common Stock.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

WA, WIA, WIP, WIFLP and WIFLTD have shared have shared power to direct the disposition of 75,000 shares of the Company’s Common Stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

WA, the managing member and sole owner of WIA, has the power to direct the affairs of WIA, which manages accounts for the benefit of its clients WIPLP, WIFLP and WIFLTD. WIA has the power to direct the affairs of WIP including decision making power with respect to the disposition of the proceeds from the sale of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 2

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date

/s/ Jonathan D. Wood
Signature

Jonathan D. Wood as Chief Financial Officer of Whitebox Advisors, LLC, Whitebox Intermarket Advisors, LLC, Whitebox Intermarket Partners, LP, Whitebox Intermarket Fund, L.P., Whitebox Intermarket Fund, Ltd., Pandora Select Advisors, LLC, Pandora Select Fund, L.P., Pandora Select Fund, Ltd., Pandora Select Partners, L.P., Whitebox Statistical Arbitrage Advisors, LLP, Whitebox Statistical Arbitrage Partners, LP, Whitebox Statistical Arbitrage Fund, LP, and Whitebox Statistical Arbitrage Fund, Ltd.

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)